UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant’s name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

REPORT OF ACQUISITION

1.	Name and Address of offeror:

MFC Bancorp Ltd. (the “Company”) 8th Floor, Dina House, Ruttonjee Centre 11 Duddell Street, Central, Hong Kong SAR China

2.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Pursuant to a securities lending and purchase settlement agreement (the “Settlement”), on December 10, 2004, a wholly-owned subsidiary of the Company, Sutton Park International Limited, acquired ownership of 1,245,000 common shares of Sasamat Capital Corporation (“Sasamat”). The same 1,245,000 common shares of Sasamat was previously borrowed and controlled by the Company.

3.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

The number of common shares of Sasamat controlled by the Company before and after the Settlement is the same. The Company controls in total, directly and indirectly, 2,531,202 common shares of Sasamat, representing approximately 38.6% of the outstanding common shares of Sasamat.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)	the offeror, either alone or together with any joint actors, has ownership and control:

The Company owns 60 common shares of Sasamat, representing less than 1% of the outstanding common shares of Sasamat. 32565 Yukon Inc., a wholly-owned subsidiary of the Company, owns 1,286,142 common shares of Sasamat, representing approximately 19.6% of the outstanding common shares of Sasamat. Sutton Park International Limited, also a wholly-owned subsidiary of the Company, owns 1,245,000 common shares of Sasamat, representing approximately 19.0% of the outstanding common shares of Sasamat.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The 1,245,000 common shares of Sasamat were acquired by the Company in a private transaction.

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that give rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Company acquired the 1,245,000 common shares of Sasamat for investment purposes. The Company may from time to time acquire additional common shares of Sasamat, dispose of some or all of the common shares of Sasamat held or continue to hold the common shares of Sasamat.

7.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Pursuant to a securities lending and purchase agreement (the “Agreement”), the Company borrowed 1,245,000 common shares of Sasamat, representing approximately 19.0% of the outstanding common shares of Sasamat. Under the Agreement, the Company was granted an option to purchase the borrowed securities. A settlement was reached after a dispute over the strike price pursuant to which the Company acquired the 1,245,000 common shares of Sasamat on December 10, 2004 at a purchase price of $3,722,500.

8.	The name of any joint actors in connection with the disclosure required by this report:

Not applicable.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Cash in the amount of $3,722,500 was paid for the 1,245,000 common shares in Sasamat pursuant to the Settlement.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

DATED this 14th day of December, 2004.

MFC BANCORP LTD.

/s/ Michael J. Smith
Michael J. Smith
President

News Release

HONG KONG, (December 14, 2004) – – – MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) (“MFC”): In payment of approximately $3.7 million, Sutton Park International Limited, a wholly-owned subsidiary of MFC, has acquired ownership of 1,245,000 common shares of Sasamat Capital Corporation (“Sasamat”), representing approximately 19.0% of Sasamat’s outstanding common shares, upon completion of the Securities Lending and Purchase Settlement Agreement (“Agreement”). Prior to entering into the Agreement, MFC owned directly and indirectly 1,286,202 common shares of Sasamat. With the completion of the Agreement, MFC currently controls in total, directly and indirectly, 2,531,202 common shares, representing approximately 38.6% of Sasamat’s outstanding common shares. For further information contact: R. Randall (604) 683 8286 or rrandall@bmgmt.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael J. Smith
Michael J. Smith, President
Date: December 15, 2004